SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 6, 2019

Precision Therapeutics Inc.

(Exact name of registrant as specified in charter)

Delaware	001-36790	33-1007393
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

(Address of principal executive offices)

(651) 389-4800

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Forbearance Agreements with Prior Investors and Amended and Restated Notes

Effective as of February 7, 2019 (the “Effective Date”), Precision Therapeutics Inc. (the “Company,” “we,” or “our”) entered into a: (1) a Forbearance Agreement with each of L2 Capital, LLC (“L2”) and Peak One Opportunity Fund, LP (“Peak One” and, together with L2, the “Investors”) (together, the “Forbearance Agreements”) and (2) an Amended and Restated Senior Secured Promissory Note with each of the Investors (together, the “Notes”).

The Notes amend and restate in their entirety the Senior Secured Promissory Notes dated September 28, 2018 issued by the Company to Investors (together, the “Existing Notes”). The Existing Notes were in the original principal amount of an aggregate $2,297,727.50 and were issued in exchange for a $2,000,000 (less commissions) investment by the Investors in the Company, with net proceeds to the Company of $1,815,000 (the “Offering”). In connection with the Offering, the Company entered into, among other things, a Registration Rights Agreement with each of the Investors (together, the “Registration Rights Agreements”).

Pursuant to the Forbearance Agreements, the Investors will forbear on their rights to accelerate the Existing Notes and the Company will pay default penalties in connection with (1) a claimed event of default under the Registration Rights Agreements from the timing of filing a registration statement to register the Investors’ shares of the Company’s common stock issuable in connection with the Offering and (2) an event of default under the Existing Notes from failing to obtain shareholder approval of the Company’s proposed merger with Helomics Holding Corporation (the “Merger”) by January 1, 2019.

On the Effective Date, the principal amount of the Existing Notes (and as amended and restated, the Notes) was increased by 15% of the current principal amount (i.e., by $242,386 for L2 and $102,273 for Peak One). On February 11, 2019, the Company issued 116,667 additional shares of common stock to L2 and 50,000 additional shares of common stock to Peak One (collectively, the “Forbearance Shares”). Pursuant to the Forbearance Agreements, the Company also agreed to use its best efforts to file with the SEC a registration statement covering the Forbearance Shares and to cause such registration statement to become effective as quickly as practicable.

The Company and the Investors also agreed that if (a) the Company obtains shareholder approval of the Merger by March 31, 2019, (b) the Registration Statement on Form S-3 filed by the Company on December 19, 2013 covering the Transaction Shares stays effective and (c) there are no other defaults under the Existing Notes (and as amended and restated, the Notes), the Registration Rights Agreements or any document issued in connection with the Offering, then the above defaults will be considered cured (the “Default Cure”), and the Notes will not be accelerated and no additional default penalties will be paid. If this is not accomplished or there is any other default under the transaction documents, the forbearance will end, the Notes will accelerate, and the Investors may assert all of their rights.

Interest on the Existing Notes (and as amended and restated, the Notes) accrues at a default rate of 18% beginning November 15, 2018 through the date of the Default Cure. Upon certain financings, the Company is required to apply a portion of the proceeds to repayment of the Notes.

The foregoing description of the Forbearance Agreements and the Notes is qualified in its entirety by reference thereto, which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to this Current Report, and are incorporated herein by reference.

Investment by Carl Schwartz

On February 6, 2019, Carl Schwartz made an additional investment of $300,000 in the Company, following his November 30, 2018 and January 8, 2019 investments in the Company in the aggregate amount of $1,320,000. In connection with the new investment, Dr. Schwartz received a Second Amended and Restated Promissory Note in the original principal amount of $1,620,000. (the “Schwartz Note”) and a Second Amended and Restated Common Stock Purchase Warrant (the “Schwartz Warrant”). The Schwartz Note and the Schwartz Warrant amend and restate the amended and restated promissory note and amended and restated common stock purchase warrant issued to Dr. Schwartz in connection with the previous investments.

The Schwartz Note bears interest at the rate of eight percent (8%) per annum on the principal amount. The maturity date for the Schwartz Note is February 6, 2020, and is the date upon which the principal sum, as well as any accrued and unpaid interest and other fees, shall be due and payable. The Schwartz Note may be prepaid in whole or in part at any time, and upon certain financings, the Company is required to apply a portion of the proceeds to repayment of the Schwartz Note.

As additional consideration for the investment, the Company issued the Schwartz Warrant with an exercise price of $0.836 per share for the initial 221,292 shares that related to the November 2018 investment (the “First Tranche”), an exercise price of $0.704 per share for the additional 748,415 shares (subject to increase as described below) relating to the second investment (the “Second Tranche”), and an exercise price of $1.188 per share for the additional 138,889 shares (subject to increase as described below) relating to the current investment (the “Third Tranche”). The exercise price in each case is equal to 110% of the closing sale price of the common stock on the date of the applicable investment. Each tranche of the Schwartz Warrant is exercisable beginning on the sixth month anniversary of the date of the related investment through the fifth-year anniversary of the date of the related investment.

On February 1, 2019 and the first day of each calendar month thereafter while the Schwartz Note and the Schwartz Warrant remain outstanding, a number of additional shares will be added to the Second Tranche and the Third Tranche equal to (1) one-half percent (1/2%) of the outstanding principal balance of the Schwartz Note on such date, divided by (2) the closing price of the Company’s common stock on that date. The number of warrant shares will be subject to a share limit such that the total of (a) the 78,128 shares of common stock purchased by Dr. Schwartz on January 8, 2019, and (b) the total number of warrant shares (1,108,596 warrant shares as of February 6, 2019) may not exceed 2,818,350 shares (equal to 19.9% of the outstanding shares of Common Stock on January 8, 2019). If the Second Tranche and/or Third Tranche cannot be increased as required herein due to the share limit, then in lieu of any such increase, the Company shall pay to Dr. Schwartz a cash amount equal to one-half percent (1/2%) of the principal balance of the Schwartz Note in lieu of such increase.

The foregoing description of the Schwartz Note and the Schwartz Warrant is qualified in its entirety by reference thereto, which are filed as Exhibits 4.1 and10.5 to this Current Report and are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure in Item 1.01 titled “Investment by Carl Schwartz” is incorporated herein by reference thereto. No shares issuable to Dr. Schwartz under the Schwartz Warrant were registered under the Securities Act of 1933, as amended (the “Securities Act”) at the time of issuance, and therefore may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. For these issuances, the Company relied on the exemption from federal registration under Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated thereunder, based on the Company’s belief that the offer and sale of such Securities has not and will not involve a public offering.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Amended and Restated Common Stock Purchase Warrant issued to Carl Schwartz dated February 6, 2019

10.1	Amended and Restated Promissory Note issued to Carl Schwartz dated February 6, 2019

10.2	Forbearance Agreement by and between L2 Capital, LLC and the Company dated February 7, 2019

10.3	Forbearance Agreement by and between Peak One Opportunity Fund, LP and the Company dated February 7, 2019

10.4	Amended and Restated Promissory Note issued to L2 Capital, LLC dated February 7, 2019

10.5	Amended and Restated Promissory Note issued to Peak One Opportunity Fund, LP dated February 7, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2019

PRECISION THERAPEUTICS INC.

By:	/s/ Bob Myers
Bob Myers
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

4.1	Amended and Restated Common Stock Purchase Warrant issued to Carl Schwartz dated February 6, 2019

10.1	Amended and Restated Promissory Note issued to Carl Schwartz dated February 6, 2019

10.2	Forbearance Agreement by and between L2 Capital, LLC and the Company dated February 7, 2019

10.3	Forbearance Agreement by and between Peak One Opportunity Fund, LP and the Company dated February 7, 2019

10.4	Amended and Restated Promissory Note issued to L2 Capital, LLC dated February 7, 2019

10.5	Amended and Restated Promissory Note issued to Peak One Opportunity Fund, LP dated February 7, 2019